FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 8, 2013

FAIRFAX ANNOUNCES COMPLETION OF ACQUISITION OF HARTVILLE GROUP

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces the completion of the previously announced agreement with Hartville Group, Inc. of Canton, Ohio, as a result of which Hartville has become a wholly-owned subsidiary of  Crum & Forster’s United States Fire Insurance Company, joining the Accident & Health division of Crum & Forster’s Fairmont Specialty operation.

Since 2006, the high-quality pet insurance coverage provided by the partnership between Hartville and Fairmont Specialty has been a marquis product in Fairmont’s Accident & Health portfolio.  The vertical integration created by this transaction supports sustainable growth of this pet insurance program.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                    John Varnell, Vice President, Corporate Development,
at (416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations,
at (416) 367-4941

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946